UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                               ------------------
                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                        PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               ------------------
                           For the month of March 2004

                        Commission File Number: 001-31368

                                SANOFI-SYNTHELABO
                 (Translation of registrant's name into English)

                   174, avenue de France, 75013 Paris, FRANCE
                    (Address of principal executive offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                      Form 20-F [X]                Form 40-F [ ]

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____


         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____


         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                        Yes [ ]                       No [X]

         If "Yes" marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

                                                     [Synofi-Synthelabo Graphic]


[Graphic] Investor Relations                          Paris, March 18, 2004


                        FINANCING OF THE OFFER ON AVENTIS

Sanofi-Synthelabo announces today the successful completion of the first round of syndication of the 12 billion euro credit facility* put in place in connection with its offer for Aventis.

Alongside the Mandated Lead Arrangers, BNP Paribas and Merrill Lynch, the following banks have joined the international syndicate:

o ABN AMRO Bank

o Banco Bilbao Vizcaya Argentaria

o The Bank of Tokyo-Mitsubishi

o CDC Finance - CDC IXIS

o Natexis Banques Populaires

o The Royal Bank of Scotland

o WestLB AG

* as described in the information notice registered with Autorite des marches financiers (AMF) on February 12, 2004 under the number 04-0090.

In accordance with article 7 of the COB rule no. 2002-04, this document was reviewed by the "Autorite des marches financiers" (AMF) before its publication.

IMPORTANT INFORMATION: In connection with the proposed acquisition of Aventis, Sanofi-Synthelabo has filed a registration statement on Form F-4 (File no. 333-112314) and will file additional documents with the United States Securities and Exchange Commission (SEC). INVESTORS ARE URGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING ALL AMENDMENTS, BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Free copies of the registration statement, as well as other relevant documents filed with the SEC, may be obtained at the SEC's web site at www.sec.gov. At the appropriate time, transaction-related documents may be obtained for free from Sanofi-Synthelabo.

In France, holders of Aventis securities are requested, with respect to the offer, to refer to the prospectus (note d'information), which has been granted visa number 04-0090 by the Autorite des marches financiers ("AMF") and which is available on the website of the AMF (www.amf-france.org) and without cost from:
BNP Paribas Securities Services, GIS-Emetteurs, Service Logistique, Les Collines de l'Arche, 75450 Paris Cedex 9.

On March 11, 2004, Sanofi-Synthelabo issued an offer prospectus in accordance with German law, which is the only document applicable in connection with the public offer made by Sanofi-Synthelabo to holders of Aventis ordinary shares located in Germany (the "German Offer"). Any decision to tender Aventis ordinary shares in exchange for Sanofi-Synthelabo ordinary shares under the German Offer must be taken exclusively with regard to the terms and conditions of the German Offer, as well as with regard to the information included in the offer prospectus issued in Germany.

INVESTOR RELATIONS DEPARTMENT
Philippe Goupit       Director of Investor Relations
Arnaud Delepine       Investor Relations Europe
Sanjay Gupta          Investor Relations US


CONTACTS:
E-mail:  investor-relations@sanofi-synthelabo.com
Europe                           US
Tel: + 33 1 53 77 45 45          Tel:  + 1 212 551 42 93
Fax: + 33 1 53 77 42 96          Fax:  + 1 212 551 49 92

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Dated: March 19, 2004                    SANOFI-SYNTHELABO


                                         By:  /s/  Marie-Helene Laimay
                                              ----------------------------------
                                              Name:    Marie-Helene Laimay
                                              Title:   Senior Vice President and
                                                       Chief Financial Officer